2008 Income and Capital Gain Distributions
Every year, mutual funds must distribute to shareholders any net investment income and net realized gains in order to satisfy the requirements of the Internal Revenue Code applicable to mutual funds.

Record Date:	December 15, 2008

Ex-Dividend Date:	December 16, 2008

Payable Date:	December 16, 2008

Reinvest Date:	December 16, 2008

	Meridian Growth Fund	Meridian Value Fund	Meridian Equity Income Fund
Ticker	MERDX	MVALX	MEIFX
Cusip	589619-10 5	589619-20 4	589619-30 3
Income Distribution	$0.0909	$—	$0.2231
Short-Term Capital Gain	$0.0717	$0.4449	$0.0765
Long-Term Capital Gain	$1.0204	$0.8726	$0.4517
Total	$1.1830	$1.3175	$0.7513

U.S. Government Obligations	3.94%	2.22%	0.00%

Dated 2/2/2009
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